Exhibit 99.1

June 26, 2014

The Manager—Listing

BSE Limited

(BSE: 507685)	022 22723121

The Manager—Listing

National Stock Exchange of India Limited.	022 26598237

(NSE: WIPRO)

The Market Operations,

NYSE, New York	0012126565780

(NYSE: WIT)

Dear Sir,

Subject: Press release- Change in Board of Dircetors

Pursuant to clause 30 (a) of the Listing Agreement with BSE and NSE and Para 204.10 read with para 202.06 of the NYSE Listed Company Manual, we hereby inform the Stock Exchanges about the changes in Board of Directors of the Company.

We are also enclosing a copy of the Press Release on the subject which is being released today.

Yours Faithfully,

For WIPRO LIMITED

V. Ramachandran

Company Secretary

Encl: As Above

Wipro Limited Announces Changes to its Board of Directors

Bangalore, India and East Brunswick, New Jersey, USA—June 26, 2014: Wipro Ltd. (NYSE:WIT), a leading global Information Technology, Consulting and Outsourcing company today announced that two of its independent directors Mr. B.C. Prabhakar and Mr. Shyam Saran have conveyed their intention not to seek re-election in order to pursue other personal and professional interests. Dr Henning Kagermann, an independent director on the Board of Wipro Limited since 2009, has expressed his intent to resign in keeping with the regulatory requirements in Germany.

Mr. B C Prabhakar and Mr. Shyam Saran, who joined the Wipro Board in 1997 and 2010 respectively, will cease to be directors on July 23, 2014 while Dr. Henning Kagermann’s resignation will take effect on June 30, 2014.

“I wish to thank Mr. B C Prabhakar, Mr. Shyam Saran and Dr Henning Kagermann for their invaluable contribution to Wipro over the years. The company has immensely benefited from their deep insights and vast experience. I wish them all success in their future endeavours,” said Azim Premji, Chairman, Wipro Ltd.

“Mr. B C Prabhakar, Mr. Shyam Saran and Dr Henning Kagermann have played a pivotal role in shaping strategy, enhancing shareholder value and upholding the highest standards of corporate governance. The Board will miss their sagacity and expertise. I wish them all the best for the future,” said Dr. S. Ashok Ganguly, independent director and Chairman of the Board Governance, Nomination and Compensation Committee, Wipro Ltd.

The Companies Act 2013 requires all existing independent directors to be re-appointed as independent directors at the company’s Annual General Meeting. Wipro’s other existing independent directors who will be re-appointed as independent directors at its Annual General Meeting on July 23, 2014 are Ms. lreena Vittal, Mr. Vyomesh Joshi, Mr. M K Sharma, Mr. Bill Owens, Mr. N Vaghul, Dr Ashok Ganguly and Dr Jagdish Sheth.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Outsourcing company that delivers solutions to enable its clients to do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology”—helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of 140,000 serving clients across 57 countries. For more information, please visit www.wipro.com.

Wipro Media Contacts:

Vipin Nair

Wipro Limited

+91 80 39916260

vipin.nair1@wipro.com

Subhashini Pattabhiraman

Wipro Limited

+91 80 39916558

subhashini.pattabhiraman@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.